UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                      SEC FILE NUMBER: [0-17204]
                                                          CUSIP #: [45663L 40 3]

                           NOTIFICATION OF LATE FILING

(Check one):
     [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
     [ ] Form N-SAR

     For Period Ended:  June 30,  2004

     [ ]  Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
     [ ]  Transition Report on Form 20-F    [ ]  Transition Report on Form B-SAR
     [ ]  Transition Report on Form 11-K

                  For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         -------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   Infinity, Inc.

Former name if applicable: N/A

Address of principal executive office (street and number):  211 West 14th Street

City, state and zip code:  Chanute, Kansas  66720


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                                     PART II
                             RULES 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         -------------------------------

                                    PART III
                                    NARRATIVE

      State in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

      In order to give the auditors adequate time, without undue constraints, to complete their review of the Company's Financial Statements, Management Discussion & Analysis and other disclosures, the Company has decided to file an extension for this Form 10-Q. The Company expects to file the Form 10-Q on or before August 21, 2004.

                         -------------------------------

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

            (Name)                (Area Code)           (Telephone No.)
            Jon D. Klugh             (620)                 431-6200

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer no, identify report(s).

                           [X]  Yes          [ ]  No

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      (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ ]  Yes          [X]  No

            If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         -------------------------------

                                 INFINITY, INC.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 17, 2004     By: /s/ Jon D. Klugh
                               --------------------------
                           Name:  Jon D. Klugh
                           Title: Chief Financial Officer